ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statements of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

Year Ended December 31, 2019

Contents

Facing Page and Oath or Affirmation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43978

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ING Financial Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Avenue of the Americas

(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Roach   (646)-424-8131

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – if individual, state last, first, middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Patrick Roach _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ING Financial Markets LLC _____ , as
of December 31 _____, 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

TAMMY MILATOS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MI6139869
Qualified in Putnam County
Certificate Filed in New York County
My Commission Expires January 17, 20 22

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
ING Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ING Financial Markets LLC
(the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our
opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as
of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an
opinion on this financial statement based on our audit. We are a public accounting firm registered with the
Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent
with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and
regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statement is free of material
misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of
material misstatement of the financial statement, whether due to error or fraud, and performing procedures that
respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts
and disclosures in the financial statement. Our audit also included evaluating the accounting principles used
and significant estimates made by management, as well as evaluating the overall presentation of the financial
statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016

New York, New York
February 28, 2020

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Statement of Financial Condition

December 31, 2019
(In Thousands)

Assets

Cash	$ 576,270
Securities segregated under Federal and other regulations (with a market value of $53,199)	53,178
Securities borrowed	5,021,484
Securities purchased under agreements to resell at fair value	21,392,935
Securities received as collateral at fair value	2,506,421
Receivable from affiliates	5,098
Receivable from brokers, dealers, and clearing organizations	118,370
Receivable from customers	1,383,435
Financial instruments owned, at fair value	47,213
Financial instruments owned, not readily marketable, at fair value	1,962
Other assets	6,346
Total assets	$ 31,112,712

Liabilities and Member's Equity

Securities loaned	1,823,105
Securities sold under agreements to repurchase at fair value	25,160,750
Payable to brokers, dealers, and clearing organizations	68,758
Payable to customers	40,965
Financial Instruments sold, not yet purchased, at fair value	35,785
Obligation to return securities received as collateral at fair value	2,506,421
Accounts payable, accrued expenses, and other liabilities	14,417
Total liabilities	29,650,201
Commitments and Contingencies (note 14)	
Member's equity	921,481
Retained Earnings	541,030
Total Member's Equity	1,462,511
Total liabilities and member's equity	$ 31,112,712

See accompanying notes to financial statements.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition

December 31, 2019
(In Thousands)

(1) Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect, wholly owned subsidiary of ING Groep N.V. The Company was formed in Delaware on March 28, 2002. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), a member of the Securities Investor Protection Corporation (SIPC), a netting member of the Government Securities Division of the Fixed Income Clearing Corporation (FICC), and a member of various exchanges. The Company primarily provides customer facilitation services for equity and fixed income securities, securities lending activities, repurchase and resale transactions, principal trading in equities, options and futures, underwriting services, and clearing and custodial services for affiliates.

The Company clears and settles its primarily options and futures, through an unaffiliated securities clearing firm. Throughout the year, the Company self-cleared other products, including fixed income securities, U.S. exchange traded funds, equity securities, securities borrowed and loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements in addition to the reported amounts of revenues and expenses during the reporting period. The most important of these estimates and assumptions relate to fair value measurements. Management believes that the estimates utilized in the preparation of the financial statements are reasonable; however, actual results could differ from those estimates.

(c) Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted as collateralized financing transactions and are carried at fair value. The gains or losses from the fair value adjustments are reported in Other Expenses. As described in Note 10 to the financial statements, the Company uses the income approach which is based on a cash flow discounting methodology to determine the fair value of securities purchased under agreements to resell and securities sold under agreements to repurchase. Such transactions are mainly collateralized by U.S. Treasuries, mortgage-backed securities, government agencies, and corporate bonds. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to obtain possession of collateral related to securities purchased under agreements to resell with a market value equal to or in excess of the principal amount loaned. The market value of securities to be repurchased or resold is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

The Company executes a large portion of its repurchase and reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

It is the Company's policy to net securities purchased under agreements to resell and securities sold under agreements to repurchase for which FICC is the counterparty provided the conditions of ASC 210-20-45-11, *Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements*, are met.

Accrued interest receivable and payable for these agreements are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

(e) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender of the securities. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

Accrued rebates are reported within Receivable from and Payable to brokers, dealers, and clearing organizations in the statement of financial condition.

(f) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, are primarily used in principal trading activities. These financial instruments are principally exchange traded funds and equities and are recorded at fair value based upon quoted market prices. These financial instruments are recorded on a trade-date basis.

(g) Securities Transactions

The Company records principal securities transactions on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition under Receivable from or Payable to brokers, dealers, and clearing organizations.

(h) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Federal income taxes are calculated as if the Company filed on a modified separate company approach and the amount of current tax provision or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company approach.

(i) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the close of business at the statement of financial condition date.

(j) Accounting Developments

In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about lease arrangements. The amendments in this updates are effective for fiscal the year beginning after December 15, 2018. The company does not have any significant lease liabilities.

In June 2016, the FSB issued ASU No. 2016-13, "Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13") also referred to as CECL. This standard requires companies to project an expected credit loss for financial assets based on historical data and current conditions. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. The Company performed an evaluation over the CECL as of December 31, 2019. The standard would apply to cash, equities and debt instruments that are not recorded at fair value for the Company. However, the Company historically has no losses and manages credit exposures by entering into collateral agreements with counterparties. The new standard will not have a material impact on the Company's financial position.

3. Securities Segregated under Federal and Other Regulations

At December 31, 2019, the Company had a security in the amount of $53,178 (with a market value of $53,199) segregated in a special reserve bank account for the exclusive benefit of customers pursuant to the SEC's Customer Protection Rule (Rule 15c3-3). The Company's PAB (Proprietary Account Broker Dealer) computation under Rule 15c3-3 did not require securities or cash to be segregated as of December 31, 2019.

4. Collateralized Transactions

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions to, among other things, acquire securities to covers short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. The Company manages credit exposure arising from such collateralized transactions by, in appropriate circumstances, entering into enforceable master netting agreement and collateral agreements with counterparties. Such agreements provide the Company, in the event of a counterparty default (such as bankruptcy or counterparty's failure to pay or perform), the right to set off a counterparty's rights and obligations under such agreement and liquidate and net collateral against the net amount owed by the counterparty.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2019
(In Thousands)

4. Collateralized Transactions (continued)

The Company's policy is generally to take possession of securities purchased under agreements to resell and securities borrowed; although in certain cases the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments and related collateral amounts.

	Gross Amounts (i)	Amounts Offset on the Statement of Financial Condition[(1)] (ii)	Net Amounts Presented on the Statement of Financial Condition (iii) = (i) – (ii)	Financial Instruments Not Offset on the Statement of Financial Condition[(2)] (iv)	Net Exposure[(3)] (v) = (iii) – (iv)
Assets					
Securities purchased under agreements to resell at fair value	$ 24,346,451	$ 2,953,516	$ 21,392,935	$ 21,387,454	$ 5,481
Securities borrowed	5,021,484	–	5,021,484	4,958,118	63,366
Liabilities					
Securities sold under agreements to repurchase at fair value	$ 28,114,266	$ 2,953,516	$ 25,160,750	$ 25,153,300	$ 7,450
Securities loaned	1,823,105	–	1,823,105	1,811,541	11,564

[(1)] Represents amounts related to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where applicable netting criteria are met in accordance with U.S. GAAP.

[(2)] Represents amounts related to master netting agreements and collateral agreements where certain criteria are not met in accordance with U.S. GAAP or management has made an election not to offset.

[(3)] Represents exposure that is not collateralized.

4. Collateralized Transactions (continued)

Secured Financing Transactions—Maturities and Collateral Pledged

The following tables present gross obligations for repurchase agreements, securities loaned transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged as of December 31, 2019.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities sold under agreements to repurchase at fair value[1]	$ 13,160,070	$ 8,289,046	$ 6,165,150	$ 500,000	$ 28,114,266
Securities loaned	1,404,683	23,588	394,834	–	1,823,105
Obligation to return securities received as collateral	2,506,421	–	–	–	2,506,421
Total	$ 17,071,174	$ 8,312,634	$ 6,559,984	$ 500,000	$ 32,443,792

Collateral Pledged:	Securities Sold under Agreements to Repurchase at Fair Value	Securities Loaned	Obligation to Return Securities Received as Collateral	Total
U.S. government and federal agency securities	$ 14,408,026	$ 3,558	$ 47,027	$ 14,458,611
Mortgage- and asset-backed securities	11,281,422	–	–	11,281,422
Corporate debt securities	967,527	51	54,342	1,021,920
Corporate equity securities	1,398,000	1,819,496	2,340,923	5,558,419
Other	59,291	–	64,129	123,420
Total	$ 28,114,266	$ 1,823,105	$ 2,506,421	$ 32,443,792

[1] Amounts presented on a gross basis, prior to netting as shown on the Company's statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2019
(In Thousands)

5. Securities Received and Pledged as Collateral

The Company enters into secured borrowing and lending transactions as a part of its normal course of business. The Company receives collateral in connection with securities purchased under agreements to resell, securities borrowed transactions, and borrow/pledge transactions. The Company generally is permitted to sell or repledge these securities held as collateral and use them to secure securities sold under agreements to repurchase, enter into securities lending transactions or deliver to counterparties to cover short positions.

At December 31, 2019, the fair value of securities received as collateral that the Company was permitted to sell or repledge was $32,260,658. The fair value of securities received as collateral that the Company sold or repledged was $32,541,621 at December 31, 2019.

In addition, the Company receives securities as collateral in connection with certain securities for securities lending transactions in which the Company acts as a lender. In instances where the Company is permitted to sell or repledge these securities as collateral, the Company reports the fair value of the collateral received and the related obligation to return the collateral for the same amount in the statement of financial condition. At December 31, 2019, $2,506,421 was reported as Securities received as collateral and an Obligation to return securities received as collateral in the statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2019
(In Thousands)

6. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due to/from customers on cash transactions. These transactions are predominantly comprised of affiliate related transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the statement of financial condition. In the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding receivables from customers or payables to customers, respectively, on a settlement-date basis on the consolidated statement of financial condition. Amounts receivable from and payable to customers at December 31, 2019 were $1,383,435 and $40,965, respectively.

	Receivable	Payable
Balance in customer accounts	$ 1,383,435	$ 40,965
Securities fail-to-deliver/receive	–	–
Total	$ 1,383,435	$ 40,965

7. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2019 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ –	$ 8,275
Deposits with clearing organizations	45,784	–
Due to/from brokers, dealers, and clearing organizations	944	–
Net Unsettled Trades	8,194	–
Fees, interest, rebates, and other receivable/payable	63,448	60,483
Total	$ 118,370	$ 68,758

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2019
(In Thousands)

7. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations (Continued)

The Company self-clears its securities financing business which includes repurchase and reverse repurchase agreement transactions, and securities borrow and loan transactions. The U.S. government and agency business may trigger a reserve formula requirement only in the case of a failed transaction.

8. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2019 consist of equity securities valued at quoted market prices. At December 31, 2019, these amounts were as follows:

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
US Treasury	$ 527	$ 34,359
Corporate Obligations	46,471	1,147
Equities	215	279
Total	$ 47,213	$ 35,785

Financial instruments sold, not yet purchased at fair value, include an obligation to purchase securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected in the statement of financial condition.

9. Related-Party Transactions

The Company is involved in secured financing and other transactions with affiliates and has significant related-party balances with affiliates.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a separate entity basis and then allocated on a pro rata basis amongst the Parent group. The Company pays taxes to the Parent periodically during the year based on an estimated effective tax rate. At December 31, 2019, the Company has a tax payable to its Parent included in Accounts payable, accrued expenses, and other liabilities of $10,209.

The Company maintains a funding agreement with its affiliate, ING Capital LLC, which is used to satisfy funding requirements in the normal course of business. Any funding provided matures on an overnight basis and the Company pays an interest rate of three month LIBOR.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

Statement of Financial Condition Items

Receivable from affiliates	$	5,098
Receivable from brokers, dealers, and clearing organizations		20,512
Receivable from customers		1,379,521
Securities borrowed		1,083,121
Securities purchased under agreements to resell at fair value		5,839,279
Total Assets	$	8,327,531
Payable to brokers, dealers, and clearing organization	$	10,587
Payable to customers		40,575
Securities loaned		28,617
Securities sold under agreements to repurchase at fair value		780,660
Accounts payable, accrued expenses, and other liabilities		12,838
Total Liabilities	$	873,277

10. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure value into three broad levels:

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

10. Fair Value of Financial Instruments (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets				
Securities segregated under Federal and other regulations	$ –	$ 53,178	$ –	$ 53,178
Securities purchased under agreements to resell at fair value	–	21,392,935	–	21,392,935
Securities received as collateral	2,452,079	54,342	–	2,506,421
Financial instruments owned, at fair value:				
US Government	527	–	–	527
Corporate Obligations	46,471	–	–	46,471
Equities	215	–	–	215
Total	$ 2,499,292	$ 21,500,455	$ –	$ 23,999,747
Liabilities				
Securities sold under agreements to repurchase at fair value	$ –	$ 25,160,750	$ –	$ 25,160,750
Obligation to return securities received as collateral	2,452,079	54,342	–	2,506,421
Financial instruments sold, not yet purchased, at fair value:				
US Government	34,359	–	–	34,359
Corporate Obligations	1,147	–	–	1,147
Equities	279	–	–	279
Total	$ 2,487,864	$ 25,215,092	$ –	$ 27,702,956

10. Fair Value of Financial Instruments (continued)

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis.

(a) U.S. Government

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

(b) Corporate Obligation

Corporate bonds are measured primarily using pricing data from prices observed for recently executed market transactions and categorized within Level 1 of the fair value hierarchy.

(c) Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized as Level 1 of the fair value hierarchy.

10. Fair Value of Financial Instruments (continued)

Securities received as collateral and Obligation to return securities received as collateral consist of U.S. listed equities, and Sovereign Obligations, Mutual Funds and Unit Investment Trusts. These equities and exchange traded funds are valued based on quoted prices from the applicable U.S. exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. Sovereign Obligations, and Unit Investment Trusts have been designated as Level 2, whose value have been determined via broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

There were no transfers in and out among the fair value hierarchy levels during the year ended December 31, 2019.

Financial Instruments Not Measured at Fair Value on a Recurring Basis

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Cash, Securities borrowed, Securities loaned, Receivable from brokers, dealers, and clearing organizations, Receivable from customers, Payable to brokers, dealers, and clearing organizations, Payable to customers, and Short-term loan from affiliate.

Financial instruments owned, not readily marketable are Level 3 financial assets pertaining to the Company's investment in Depository Trust & Clearing Corporation (DTCC) preferred and common shares. These securities are valued based on information provided by DTCC.

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

ING Financial Markets LLC
(A Wholly Owned Subsidiary of ING Financial Holdings Corporation)

Notes to Statement of Financial Condition (continued)

December 31, 2019
(In Thousands)

10. Fair Value of Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value on a Recurring Basis

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 576,270	$ 576,270	$ 576,270	$ –	$ –
Securities borrowed	5,021,484	5,021,484	–	5,021,484	–
Receivable from brokers, dealers, and clearing organizations	118,370	118,370	45,784	72,586	–
Receivable from customers	1,383,435	1,383,435	–	1,383,435	–
Financial instruments owned, not readily marketable	1,962	1,962	–	–	1,962
Total	$ 7,101,521	$ 7,101,521	$ 622,054	$ 6,477,505	$ 1,962
Liabilities					
Securities loaned	$ 1,823,105	$ 1,823,105	$ –	$ 1,823,105	$ –
Payables to brokers, dealers, and clearing organizations	68,758	68,758	–	68,758	–
Payables to customers	40,965	40,965	–	40,965	–
Total	$ 1,932,828	$ 1,932,828	$ –	$ 1,932,828	$ –

Fair Value Option

The Company accounts for Securities purchased under agreements to resell and Securities sold under agreements to repurchase at fair value under the fair value option election. The primary reason for electing fair value option is to reflect economic events in earnings on a timely basis. The fair value is computed using a standard cash flow discounting methodology. The inputs to the valuation include contractual cash flows and collateral funding spreads, which are estimated using various benchmarks and interest yield curves. Securities purchased under agreements to resell and Securities sold under agreements to repurchase are generally classified as level 2 because the inputs are observable. The fair value of Securities purchased under agreements to resell and Securities sold under agreements to repurchase at December 31, 2019 is included in the table of Financial Instruments Measured at Fair Value on a Recurring Basis.

11. Income Taxes

The Company is a single member limited liability company for federal, state, and local tax purposes, and accordingly, for the year ended December 31, 2019, it was not subject to federal, state and local corporate income taxes directly, but is included in the consolidated and combined returns filed by the Parent.

The Company is subject to a tax sharing agreement with the Parent whereby the Company's tax provision is calculated on a modified separate company basis. At December 31, 2019, the Company has a payable to the Parent of $10,209 related to income taxes reported under Accounts Payable, accrued expenses and other liabilities.

As of and for the year ended December 31, 2019, the Company was not required to establish a liability for uncertain tax positions. As of December 31, 2019, the Company has no accrued liabilities for interest or penalties in its statement of financial condition. The Parent's federal, state and local tax returns are open to examination beginning with the 2016 tax year.

12. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other broker-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with securities lending and borrowing transactions, and repurchase and reverse repurchase transactions, by monitoring counterparty credit exposure and creditworthiness and limiting such transactions with certain counterparties. The Company mitigates credit exposure arising from such transactions by entering into collateral and netting agreements. The Company reviews the market value of securities and collateral held on a daily basis and requires additional collateral to be delivered or returned to the Company pursuant to the terms of such collateral agreements.

13. Guarantees

In accordance with ASC 460, *Guarantees*, the Company is required to disclose information about obligations under certain guarantee arrangements. It defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party.

Indemnifications/Other Guarantees

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of these representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Guarantees (continued)

Exchange/Clearinghouse Membership Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or clearinghouse. While the rules governing different exchange and clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Commitments and Contingencies

The Company operates in a legal and regulatory business environment that exposes it to various legal and regulatory compliance risks. As a result, the Company is involved in certain types of litigation and regulatory proceedings in the ordinary course of investment banking and securities brokerage businesses that it operates in.

In accordance with ASC 450, "Loss Contingencies", the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution. In view of the inherent difficulty of predicting the outcome of such matters, the Company cannot determine the probability or estimate what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these matters and believes, in conjunction with consultation with outside counsel that based on information available to it, that the resolution of these matters will not have a material adverse effect on its statements of income and financial condition of the Company for the year ended December 31, 2019.

14. Commitments and Contingencies (continued)

The Company maintained a credit facility from its affiliate, ING Capital LLC, which satisfies the funding requirement in a liquidity event in the amount of $100,000. No amounts have been drawn on the credit facility during the year ended December 31, 2019.

The Company enters into forward starting reverse purchase and repurchase agreements that are primarily secured by fixed income securities. At December 31, 2019, the Company had commitments of $1,920,868 and $752 respectively, associated with these instruments.

In the normal course of business, the Company enters into underwriting commitments. There were no outstanding underwriting commitments at December 31, 2019.

15. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined.

SEC Rule 15c3-1 and the rules of the Financial Industry Regulatory Authority also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 2% of aggregate debit items or $1,500. At December 31, 2019, the Company had net capital of $1,303,444 of which $1,262,054 was in excess of the required net capital of $41,390.

The Company has entered into a written agreement with an unaffiliated clearing firm which requires the clearing firm to perform a "PAB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

16. Subsequent Events

The Company evaluated subsequent events through February 28, 2020, the date the financial statements were issued. The Company did not note any subsequent events requiring disclosure or adjustment to the financial statements.